EXHIBIT 99.1

TeliaSonera Reporting Dates in 2005

STOCKHOLM, Sweden, Dec. 22, 2004 (PRIMEZONE) -- TeliaSonera will distribute its financial reports and hold its Annual General Meeting in 2005 according to the following:

 Year-End Report January-December 2004          February 11
 Interim Report January-March 2005              April 26
 Annual General Meeting, Stockholm              April 26
 Shareholders' information meeting, Helsinki    April 27
 Interim Report January-June 2005               August 3
 Interim Report January-September 2005          October 25

As a part of the ambition to continuously lower costs the Annual General meeting will only take place in Stockholm. The day after a shareholders' information meeting will be arranged in Helsinki. The Finnish shareholders will there have the possibility to meet representatives from the management and the Board in person, instead of via a TV monitor, which has been the case at earlier years' Annual General Meetings.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=60319&fn=wkr0001.pdf

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